Filed Pursuant to Rule 425 of the Securities Act of 1933
Filer: Royal Bank of Canada
Subject Company: Ferris, Baker Watts, Incorporated
Commission File Number for the Related Registration
Statement on Form F-4: File No. 333-150172
MEMORANDUM

To:	All FBW personnel

From:	Roger Calvert

Date:	May 1, 2008

Re:	Deal Status Update and Extension of Deadline for Submission of Distribution Election Forms
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     Consistent with my commitment to communicate with employees on important issues to the extent permissible under applicable law, I write to provide you with information on the status of our proposed transaction with RBC. As you know, RBC filed an F-4 registration statement with the SEC on April 10, 2008. We and RBC are optimistic that the registration statement can be declared effective soon. At that time, we can send to you the proxy statement/prospectus that forms a part of the registration statement.
     As you may know, there is a minimum period of time required between sending to you the proxy statement/prospectus and holding the FBW stockholder meeting. The merger agreement has a provision allowing either party to terminate the agreement for any reason if the closing has not occurred by June 1, 2008. In order to provide greater certainty that there is adequate time to hold the stockholder meeting and get to the anticipated closing, RBC and FBW have mutually agreed not to exercise that provision before July 1, 2008.
     While other conditions remain, including importantly the approval of our stockholders, I am pleased to inform you that RBC has received the Canadian banking regulator’s approval for the transaction. This brings us one step closer to assuring that we can close promptly after the stockholder meeting, which we expect will take place approximately one month after we send to you the proxy statement/prospectus.
     Both RBC and FBW remain committed to bringing this deal to closing as soon as possible. The management teams of both companies are continuing to work hard on all of the necessary plans and arrangements to ensure a smooth and prompt closing of this transaction. We expect that the deal will close during this calendar quarter.
     As you know, the Ferris, Baker Watts, Incorporated 401(k) Employee Stock Ownership Plan is being terminated in connection with the merger. Due to termination of this plan, plan participants will be required to make a distribution election. Certain Internal Revenue Code rules dictate that participants have at least 30 days prior to plan termination to make their distribution elections. As a result, we determined to send out the distribution election forms before any of the mailing date of the proxy statement/prospectus, the date for shareholder meeting and the anticipated date for consummation of the merger could be known. The stated deadline in our prior communication to you for submitting the distribution elections was May 5, 2008. In light of current anticipated timing, we will extend the May 5 deadline. Once the new deadline for submitting the distribution election forms is established, we will notify you. You do not need to return the election forms until the new deadline has been established.
ADDITIONAL INFORMATION
     RBC has filed a registration statement on Form F-4 in connection with the merger transaction, and Ferris, Baker Watts, Incorporated (“FBW”) intends to mail a Proxy Statement/Prospectus to FBW’s securityholders in connection with the transaction. You are urged to read the Proxy Statement/Prospectus because it contains important information about the companies, the transaction, the persons soliciting proxies relating to the transaction and related matters. When available, securityholders may obtain a free copy of the Form F-4 and the Proxy Statement/Prospectus at the SEC’s website at www.sec.gov or from RBC or FBW.
Safe Harbor Regarding Forward-Looking Statements
     Certain statements contained in this memorandum, or in the preliminary F-4 as filed, may be deemed to be forward-looking statements under certain securities laws, including the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities legislation, and Royal Bank of Canada and Ferris, Baker Watts, Incorporated intend that such forward-looking statements be subject to the safe-harbor created thereby. These forward-looking statements include but are not limited to statements with respect to the acquisition of FBW by RBC. Forward-looking statements are typically identified by words such as “believe,” “expect,” “forecast,” “anticipate,” “intend,” “estimate,” “plan” and “project” and similar expressions of future or conditional verbs such as “will,” “may,” “should,” “could” or “would.”
     By their very nature, forward-looking statements require RBC and FBW to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations and other forward-looking information, including statements about the acquisition of FBW by RBC, will not be achieved. RBC and FBW caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include but are not limited to the difficulties encountered in preparing, filing and amending as needed the applicable registration statement filed with and to be processed by the SEC and in disseminating to shareholders the related proxy statement/prospectus; the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; that RBC and FBW may be required to modify the terms and conditions of the proposed transaction to achieve regulatory approval; or that the anticipated benefits of the transaction are not realized. We caution that the foregoing list of important factors is not exhaustive. Additional information about these and other factors can be found in the Form F-4 relating to the transaction, when effective.
     Except as required by law, RBC, its subsidiaries and FBW assume no obligation to update the forward-looking statements contained in this memorandum.